NELNET STUDENT LOAN FUNDING, LLC
                          121 S. 13TH STREET, SUITE 201
                                LINCOLN, NE 68508



                                January 31, 2006
Via Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

        Re:    Nelnet Student Loan Funding, LLC
               Registration Statement on Form S-3
               Registration No. 333-128658

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nelnet Student Loan Funding, LLC (the "Registrant") hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective at 5:00 p.m. on February 2, 2006, or at such other time as the Staff shall determine.

        The Registrant acknowledges that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                         Nelnet Student Loan Funding, LLC

                                         By:  Nelnet Student Loan Funding
                                         Management Corporation, as Manager and
                                         Special Member



                                         /s/ Jeffrey R. Noordhoek,
                                         Vice-President